UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2021

NEW YORK COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-31565	06-1377322
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

615 Merrick Avenue, Westbury, New York 11590

(Address of principal executive offices)

(516) 683-4100

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	NYCB	New York Stock Exchange
Bifurcated Option Note Unit SecuritiES SM	NYCB PU	New York Stock Exchange
Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock, $0.01 par value	NYCB PA	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Section 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Section 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CURRENT REPORT ON FORM 8-K

Item 8.01	Other Events

On April 26, 2021, New York Community Bancorp, Inc. (“New York Community”) and Flagstar Bancorp, Inc. (“Flagstar”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of April 24, 2021, by and among New York Community, 615 Corp., a wholly-owned subsidiary of New York Community (“Merger Sub”) and Flagstar (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein (i) Merger Sub will merge with and into Flagstar, with Flagstar continuing as the surviving entity, and (ii) as soon as reasonably practicable thereafter, Flagstar will merge with and into New York Community, with New York Community continuing as the surviving entity. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with the announcement of the Merger Agreement, New York Community intends to provide supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors. The slides that will be made available in connection with the presentation are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

Exhibit 99.1	Joint Press Release, dated April 26, 2021.

Exhibit 99.2	Investor Presentation, dated April 26, 2021.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this Current Report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to New York Community’s and Flagstar’s beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; New York Community’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; New York Community’s and Flagstar’s assessments of probable losses on loans; New York Community’s and Flagstar’s assessments of interest rate and other market risks; and New York Community’s and Flagstar’s ability to achieve their respective financial and other strategic goals.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; New York Community and Flagstar do not assume any duty, and do not undertake, to update such forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of New York Community and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among New York Community, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against New York Community or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of New York Community and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of New York Community and/or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where New York Community and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of New York Community; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; New York Community’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by New York Community’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of New York Community and Flagstar; and the other factors discussed in the “Risk Factors” section New York Community’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other reports New York Community files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of New York Community’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com.

Important Information and Where You Can Find It

This Current Report may be deemed to be solicitation material in respect of the proposed transaction by New York Community and Flagstar. In connection with the proposed transaction, New York Community will file with the SEC a registration statement on Form S-4 to register the shares of New York Community’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of New York Community and a joint proxy statement of New York Community and Flagstar, which will be sent to the stockholders of New York Community and shareholders of Flagstar seeking certain approvals related to the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NEW YORK COMMUNITY AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW YORK COMMUNITY, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about New York Community and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by New York Community can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

New York Community, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding New York Community’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 26, 2021	NEW YORK COMMUNITY BANCORP, INC.

/s/ Salvatore J. DiMartino
	Name:	Salvatore J. DiMartino
	Title:	Senior Managing Director Director, Investor Relations and Strategic Planning

Exhibit 99.1

FOR IMMEDIATE RELEASE

New York Community Bancorp, Inc.:		Flagstar Bancorp, Inc.:
Investor/Media Contact:	Salvatore J. DiMartino	Investor/Contact:	Kenneth Schellenberg
	(516) 683-4286		(248) 312-5741

		Media Contact:	Susan Bergesen
(248) 797-2207

NEW YORK COMMUNITY BANCORP, INC. TO ACQUIRE FLAGSTAR BANCORP, INC. IN AN ALL STOCK STRATEGIC MERGER

ATTRACTIVE PRO-FORMA FINANCIAL METRICS; SUBSTANTIALLY ACCRETIVE TO EPS AND TANGIBLE BOOK VALUE PER SHARE

CREATES A HIGH PERFORMING REGIONAL BANK WITH NATIONAL SCALE AND STRONG FOOTHOLDS IN THE NORTHEAST AND UPPER MIDWEST WITH EXPOSURE TO HIGH GROWTH MARKETS

COMBINED COMPANY WILL HAVE SIGNIFICANT SCALE, GEOGRAPHIC DIVERSIFICATION, IMPROVED FUNDING PROFILE, AND A BROADER PRODUCT MIX

Westbury, N.Y. and Troy, MI, April 26, 2021 – New York Community Bancorp, Inc. (NYSE: NYCB) (“New York Community”) and Flagstar Bancorp, Inc. (NYSE: FBC) (“Flagstar”), jointly announced today that they have entered into a definitive merger agreement under which the two companies will combine in an all stock merger.

Under terms of the agreement, which was unanimously approved by the Boards of Directors of both companies, Flagstar shareholders will receive 4.0151 shares of New York Community common stock for each Flagstar share they own. Following completion of the transaction, the New York Community shares held by New York Community shareholders immediately prior to the transaction are expected to collectively represent approximately 68% of the combined company and the New York Community shares issued to Flagstar shareholders in the merger are expected to represent approximately 32% of the combined company. The implied total transaction value based on closing prices as of April 23, 2021 is approximately $2.6 billion.

The new company will have over $87 billion in assets and operate nearly 400 traditional branches in nine states and 87 loan production offices across a 28 state footprint. It will have its headquarters on Long Island, N.Y. with regional headquarters in Troy, MI, including Flagstar’s mortgage operations. The combined company will maintain the Flagstar Bank brand in the Midwest. Flagstar’s mortgage division will also maintain the Flagstar brand. Other states will retain their current branding.

Thomas R. Cangemi will be President and Chief Executive Officer of the combined company and Alessandro (Sandro) P. DiNello, Flagstar’s current President and Chief Executive Officer, will become Non-Executive Chairman with John Pinto serving as Senior Executive Vice President and Chief Financial Officer of the combined company. Lee M. Smith will continue to lead the mortgage division as Senior Executive Vice President and President of Mortgage and Reginald Davis will head up consumer and commercial banking and serve as Senior Executive Vice President and President of Banking. The remaining key roles will combine the best talent from both companies. The Board of Directors will be comprised of 12 directors – eight from New York Community and four from Flagstar.

Commenting on the transaction, Thomas R. Cangemi stated, “When I was appointed President and CEO of New York Community earlier this year, one of my top priorities was to seek out a like-minded partner that would provide NYCB with a diversified revenue stream, an improved funding mix, and leverage our scale and technology, as we transition away from a traditional thrift model. In Flagstar, we have found such a like-minded partner. The combination of our two companies will allow each of us to continue our transformation to a full-service commercial bank by broadening our product offerings while expanding our geographic reach with no branch overlap. Over the past several months, I have gotten to know the Board and management team of Flagstar and found that we share the same values and commitment to our employees, customers, and the communities which we serve. Importantly, we both hold shareholder value as paramount. Sandro and his team have done a terrific job at Flagstar and I look forward to working closely with them as we build a bank for the future. The merger of our two organizations will provide us with a larger platform, a more robust product offering, a strong employee talent pool, and significant balance sheet size to accelerate our transformation into a high performing commercial bank.”

“For Flagstar, this is a unique opportunity,” said Alessandro DiNello, President and Chief Executive Officer of Flagstar Bancorp. “With our existing Flagstar platform, we had every expectation of continuing to build on our success as a leader in creating value in the mid-size bank space. Now, in partnership with NYCB, we are positioned to further accelerate everything we’ve been doing during my tenure as Flagstar’s CEO to build a best-in-class commercial bank, supported by one of the best mortgage and servicing businesses in the country.

“Tom is a young, dynamic CEO who shares my vision. Together his team and the Flagstar team will grow our combined businesses smartly and safely. I’m immensely proud of what we have achieved at Flagstar and can’t wait to see all we will accomplish as we supercharge our respective businesses through this transaction.”

The transaction is expected to close by the end of 2021, subject to the satisfaction of customary closing conditions, including the receipt of the requisite regulatory approvals and the requisite approval by the shareholders of each company.

Key Benefits of the Proposed Transaction

Financially Attractive Metrics:

•	The transaction is expected to be 16% accretive to NYCB’s earnings per share in 2022 (assuming fully phased-in cost savings)

•	Also expected to be 3.5% accretive to NYCB’s tangible book value per share

•	Exceptional pro-forma profitability with ROAA of 1.2% and ROATCE of 16%

•	Strong pro-forma capital ratios and reserve coverage

•	Enhanced capital generation after dividend of $500 million, annually

•	NYCB dividend maintained

Strategically Compelling:

•	Accelerates our transition towards building a dynamic commercial banking organization

•	Creates a top-tier regional bank with significant scale and geographic and business line diversification

•	Drives strong financial results and enhances capital generation

•	Improves funding profile and interest rate risk positioning

•	Market-leading rent-regulated multi-family lender, mortgage originator and servicer

•	Maintains each Bank’s unique low credit risk model

•	Combines two strong management teams and boards

Transaction will Benefit Communities, Customers, and Employees:

•	Both companies’ long standing commitment to their communities will be enhanced

•	Expands product offerings to our joint customer base

•	Shared values and company missions

Piper Sandler & Co. and Goldman Sachs & Co. LLC served as financial advisors to New York Community in connection with the transaction. Sullivan & Cromwell LLP served as legal advisor.

Morgan Stanley & Co. LLC and Jefferies LLC acted as financial advisors to Flagstar. Skadden, Arps, Slate, Meagher & Flom LLP served as legal advisor.

Joint Investor Call

There will be a joint investor call to discuss the transaction at 8:30 a.m. Eastern Time today. To listen to the call live, please dial (877) 407-8293 (for domestic calls) or (201) 689-8349 (for international calls). A replay will be available through 11:59 p.m. on April 30, 2021 and may be accessed by calling (877) 660-6853 (domestic) or (201) 612-7415 (international) and providing the following conference ID: 13719339. The live call will be simultaneously webcast at ir.mynycb.com and investors.flagstar.com.

About New York Community Bancorp, Inc.

Based in Westbury, NY, New York Community Bancorp, Inc. is a leading producer of multi-family loans on non-luxury, rent-regulated apartment buildings in New York City, and the parent of New York Community Bank. At March 31, 2021, New York Community reported assets of $57.7 billion, loans of $43.1 billion, deposits of $34.2 billion, and stockholders’ equity of $6.8 billion.

Reflecting our growth through a series of acquisitions, New York Community operates 236 branches through eight local divisions, each with a history of service and strength: Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, Roosevelt Savings Bank, and Atlantic Bank in New York; Garden State Community Bank in New Jersey; Ohio Savings Bank in Ohio; and AmTrust Bank in Florida and Arizona.

About Flagstar Bancorp, Inc.

Flagstar Bancorp, Inc. is a $29.4 billion savings and loan holding company headquartered in Troy, MI. Flagstar Bank, FSB, provides commercial, small business, and consumer banking services through 158 branches in Michigan, Indiana, California, Wisconsin, and Ohio. It also provides home loans through a wholesale network of brokers and correspondents in all 50 states, as well as 87 retail locations in 28 states, representing the combined retail branches of Flagstar and its Opes Advisors mortgage division. Flagstar is a leading national originator and servicer of mortgage and other consumer loans, handling payments and record keeping for $247.4 billion of loans representing almost 1.1 million borrowers. For more information, please visit investors.flagstar.com.

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this press release and the associated conference call may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to New York Community’s and Flagstar’s beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; New York Community’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; New York Community’s and Flagstar’s assessments of probable losses on loans; New York Community’s and Flagstar’s assessments of interest rate and other market risks; and New York Community’s and Flagstar’s ability to achieve their respective financial and other strategic goals.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; New York Community and Flagstar do not assume any duty, and do not undertake, to update such forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of New York Community and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among New York Community, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against New York Community or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of New York Community and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of New York Community and/or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where New York Community and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of New York Community; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; New York Community’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by New York Community’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of New York Community and Flagstar; and the other factors discussed in the “Risk Factors” section New York Community’s Annual Report on Form 10-K for the year ended December 31, 2020 and in other reports New York Community files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of New York Community’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020 and in Flagstar’s other filings with the SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com.

Important Information and Where You Can Find It

This press release may be deemed to be solicitation material in respect of the proposed transaction by New York Community and Flagstar. In connection with the proposed transaction, New York Community will file with the SEC a registration statement on Form S-4 to register the shares of New York Community’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of New York Community and a joint proxy statement of New York Community and Flagstar, which will be sent to the stockholders of New York Community and shareholders of Flagstar seeking certain approvals related to the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NEW YORK COMMUNITY AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW YORK COMMUNITY, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about New York Community and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by New York Community can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone: (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

New York Community, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding New York Community’s NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its annual stockholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Exhibit 99.2 NYCB and Flagstar: Accelerating Our Transformation Strategy April 26, 2021Exhibit 99.2 NYCB and Flagstar: Accelerating Our Transformation Strategy April 26, 2021

Disclaimer Cautionary Statements Regarding Forward-Looking Information Certain statements in this presentation may constitute “forward‐looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to New York Community Bancorp, Inc.’s (“NYCB”) and Flagstar Bancorp Inc.’s (“Flagstar”) beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; NYCB’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; NYCB’s and Flagstar’s assessments of probable losses on loans; NYCB’s and Flagstar’s assessments of interest rate and other market risks; and NYCB’s and Flagstar’s ability to achieve their respective financial and other strategic goals. Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward‐looking statements speak only as of the date they are made; NYCB and Flagstar do not assume any duty, and do not undertake, to update such forward‐looking statements. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of NYCB and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among NYCB, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against NYCB or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of NYCB and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of NYCB or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where NYCB and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of NYCB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; NYCB’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by NYCB’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of NYCB and Flagstar; and the other factors discussed in the “Risk Factors” section NYCB’s Annual Report on Form 10‐K for the year ended December 31, 2020 and in other reports NYCB files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of NYCB’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com. 2Disclaimer Cautionary Statements Regarding Forward-Looking Information Certain statements in this presentation may constitute “forward‐looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to New York Community Bancorp, Inc.’s (“NYCB”) and Flagstar Bancorp Inc.’s (“Flagstar”) beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; NYCB’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; NYCB’s and Flagstar’s assessments of probable losses on loans; NYCB’s and Flagstar’s assessments of interest rate and other market risks; and NYCB’s and Flagstar’s ability to achieve their respective financial and other strategic goals. Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward‐looking statements speak only as of the date they are made; NYCB and Flagstar do not assume any duty, and do not undertake, to update such forward‐looking statements. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of NYCB and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among NYCB, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against NYCB or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of NYCB and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of NYCB or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where NYCB and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of NYCB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; NYCB’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by NYCB’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of NYCB and Flagstar; and the other factors discussed in the “Risk Factors” section NYCB’s Annual Report on Form 10‐K for the year ended December 31, 2020 and in other reports NYCB files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of NYCB’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com. 2

Disclaimer (Cont’d) Important Information and Where You Can Find It This communication may be deemed to be solicitation material in respect of the proposed transaction by NYCB and Flagstar. In connection with the proposed transaction, NYCB will file with the SEC a registration statement on Form S-4 to register the shares of NYCB’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of NYCB and a joint proxy statement of NYCB and Flagstar, which will be sent to the stockholders of NYCB and shareholders of Flagstar seeking certain approvals related to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NYCB AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NYCB, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about NYCB and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by NYCB can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741). Participants in the Solicitation of Proxies in Connection with Proposed Transaction NYCB, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. 3Disclaimer (Cont’d) Important Information and Where You Can Find It This communication may be deemed to be solicitation material in respect of the proposed transaction by NYCB and Flagstar. In connection with the proposed transaction, NYCB will file with the SEC a registration statement on Form S-4 to register the shares of NYCB’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of NYCB and a joint proxy statement of NYCB and Flagstar, which will be sent to the stockholders of NYCB and shareholders of Flagstar seeking certain approvals related to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NYCB AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NYCB, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about NYCB and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by NYCB can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741). Participants in the Solicitation of Proxies in Connection with Proposed Transaction NYCB, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. 3

Enhancing Shareholder Value By Leveraging Two Like-Minded Organizations with Distinctive Strategic Strengths Accelerates our transition towards building a dynamic commercial banking organization Creates a top-tier regional bank with significant scale and broader diversification Drives strong financial results and enhances capital generation Improves funding profile and interest rate risk positioning Market-leading rent-regulated multifamily lender, mortgage originator and servicer Maintains each bank’s unique low credit risk model Combines two strong management teams and boards 4Enhancing Shareholder Value By Leveraging Two Like-Minded Organizations with Distinctive Strategic Strengths Accelerates our transition towards building a dynamic commercial banking organization Creates a top-tier regional bank with significant scale and broader diversification Drives strong financial results and enhances capital generation Improves funding profile and interest rate risk positioning Market-leading rent-regulated multifamily lender, mortgage originator and servicer Maintains each bank’s unique low credit risk model Combines two strong management teams and boards 4

Key Transaction Terms

Consideration & Transaction Pricing	■ 100% stock consideration with a fixed exchange ratio of 4.0151x NYCB shares for each FBC share ■ Implied Total Transaction Value of $2.6B ■ 9.3x Price / 2022E EPS; 6.4x Price / 2022E EPS with fully realized synergies ■ 1.15x Price / Tangible Book Value Per Share ■ 2.2% Tangible Book Premium / Core Deposits
Organization	■ Headquarters in Long Island, NY ■ Regional headquarters in Troy, MI
Pro Forma Ownership	■ Approximately 68% NYCB / 32% Flagstar
Board of Directors	■ Board of Directors: 12 Directors (8 NYCB / 4 FBC) ■ Non-Executive Chairman: Alessandro "Sandro" DiNello (FBC) ■ President & CEO: Thomas Cangemi (NYCB) ■ Lead Independent Director: Hanif "Wally" Dahya (NYCB)
Leadership Team	■ Non-Exec. Chairman: Sandro DiNello (FBC) ■ President & CEO: Thomas Cangemi (NYCB) ■ Senior EVP & CFO: John Pinto (NYCB) ■ Senior EVP & President of Mortgage: Lee Smith (FBC) ■ Senior EVP & President of Banking: Reginald Davis (FBC) ■ Plan to combine best talent from both companies for remaining roles
Branding	■ Mortgage division to maintain Flagstar brand ■ Flagstar Bank brand to be retained in the Midwest ■ Other states to maintain their current branding
Community Support	■ Continued dedication to the communities and markets in which both organizations operate
Approvals & Closing	■ Customary shareholder and regulatory approvals for both NYCB and Flagstar ■ Anticipated closing by the end of 2021

Source: Factset, S&P Global Market Intelligence

5

A Financially Compelling Transaction

Financial Metrics	
Double-Digit EPS Accretion	**16%** 2022E (Assuming Fully Phased-in Cost Savings)
Immediately Accretive To TBVPS	**3.5%** TBVPS Accretion At Close
Conservative Fully Phased-In Cost Savings	**$125M** 8% of Combined Base 11% of Flagstar, or 30% of Non-Mortgage operations

Robust Capital Position	
Pro Forma Capital Levels	**10.4%** Common Equity Tier 1 RBC Ratio
Common Dividend Maintained	**$0.68** ~1,140% Increase for FBC Shareholders
Annual Capital Generation after Dividends	**~$500M**
Net Charge-Offs	**20bps** 3-Year Cumulative Losses

Source: Factset, S&P Global Market Intelligence

6

A Top-Tier Bank with National Scale and Strong Footholds in Northeast/Midwest and Exposure to High Growth Markets

Region	State	Deposits	Branches	State	Deposits	Branches
NYC Metro	NY	$22.1B	130 Branches	NJ	$2.6B	41 Branches
Upper Midwest	MI	$10.4B	113 Branches	OH	$2.5B	29 Branches
Upper Midwest	IN	$1.2B	32 Branches	WI	$0.1B	3 Branches
Other Markets	FL	$3.3B	26 Branches	AZ	$1.4B	14 Branches
Other Markets	CA	$0.7B	9 Branches	FBC HQ	$6.8B	Custodial Deposits



NYCB Branches (236)
FBC Branches (158)
FBC Retail Home Lending Offices (87)
WI
MI
IN
OH
NY
NJ
CA
AZ
FL

$87B+ Total Assets

$8B+ Market Capitalization

1.2% 2022E ROAA

16% 2022E ROATCE

Source: Company Filings, S&P Global Market Intelligence, FDIC

Note: FBC retail home lending offices (87 offices) not denoted on map; Branch map as of 30-Jun-20 FDIC data; Branch count as of 31-Mar-21.

7

Flagstar – A Differentiated Bank

- Diversified Lending Business
- Strong Core Deposit Base
- Low-Risk Asset Classes
- #1 Mid-Cap Deposit Rank in Michigan
- 6th Largest Bank Mortgage Originator
- 6th Largest Mortgage Sub-Servicer

Key Business Lines

Segment	Summary	Key Information
Banking	• Leading Michigan-based bank with a balanced, diversified lending platform	• $29B Assets • $19B Deposits • 209k Households • 27k Business Relationships
Mortgage Origination	• Scalable platform originating business in all channels and all 50 states	• $53B LTM Originations • 87 Retail Lending Offices • 1,060 Correspondent Relationships • 1,400 Broker Relationships
Mortgage Servicing	• 6th largest sub-servicer of mortgage loans nationwide	• 1.1MM Loans Serviced • $7.2B Average Escrow Deposits • $428MM Mortgage Servicing Rights • Represents a growing and stable revenue stream

Geographic Overview



158 Bank Branches
87 Retail Home Lending Offices (1)

Loan Portfolio – 1Q21



$14.9B
3.73%
Yield
Mtg. W-house 44%
CRE 21%
C&I 10%
Resi. Mtg. 13%
HELOC 7%
Consumer 5%

Deposit Portfolio – 1Q21



$19.4B
0.21%
CoD
Non Int. Bearing 56%
Savings 25%
CD 9%
Other Deposits 10%

Segment Revenue Mix – 1Q21



63%
Fee Income
Community Banking 32%
Mortgage Servicing 12%
Mortgage Origination 56%

Source: Company filings, S&P Global Market Intelligence
Note: Financial data as of the year ended 31-Mar-21; Branch count as of 31-Mar-21.
1. Includes eight home lending offices located in banking branches

8

Delivering a Broader Set of Products and Services to Clients in More Markets

	NYCB	Flagstar Bank	COMBINED
Multifamily	✓	✓	✓
Mortgage Banking		✓	✓
Mortgage Warehouse		✓	✓
Residential / HELOC Portfolio Lending		✓	✓
CRE	✓	✓	✓
Traditional C&I		✓	✓
Asset-Based Lending	✓		✓
Equipment Leasing	✓		✓
Dealer Floor Plan	✓		✓
Treasury Management	✓	✓	✓
Capital Markets		✓	✓
Custodial Deposits		✓	✓
Retail Banking		✓	✓
Internet Banking	✓	✓	✓

Produces comprehensive commercial and retail banking offerings

Incremental revenue opportunities from the addition of each company's unique businesses to the combined franchise

Expands market footprint to include both regional and national focused business lines

Source: Company filings and websites

9

Combined Revenue Profile With A Reduced Dependency On Spread Income NYCB (1Q21 LTM) FBC (1Q21 LTM) COMBINED (1Q21 LTM) 5% 32% 33% $1.2B 50% $2.2B $3.4B 55% 13% 17% 95% 4% 10% 20% 36% 2015- 2015 - 2015 - 43% 2020 2020 2020 15 % Avg. Avg. Avg. 65% 86% 21 % Net Interest Income Bank Fee Income Mortgage Fee Revenue Pro forma fee income contributes to a more resilient revenue generating profile Mortgage-related earnings create natural hedge for various interest rate environments Source: Company filings, S&P Global Market Intelligence Note: Financial data as of the year ended 31-Mar-21; Revenue excludes net gains / (losses) on securities. 10Combined Revenue Profile With A Reduced Dependency On Spread Income NYCB (1Q21 LTM) FBC (1Q21 LTM) COMBINED (1Q21 LTM) 5% 32% 33% $1.2B 50% $2.2B $3.4B 55% 13% 17% 95% 4% 10% 20% 36% 2015- 2015 - 2015 - 43% 2020 2020 2020 15 % Avg. Avg. Avg. 65% 86% 21 % Net Interest Income Bank Fee Income Mortgage Fee Revenue Pro forma fee income contributes to a more resilient revenue generating profile Mortgage-related earnings create natural hedge for various interest rate environments Source: Company filings, S&P Global Market Intelligence Note: Financial data as of the year ended 31-Mar-21; Revenue excludes net gains / (losses) on securities. 10

Enhanced Operating Strategy to Support Top-Quartile Profitability Metrics


ROAA
1.3% 1.3% 1.2% 1.2% 1.1% 1.1% 1.1% 1.1% 1.1% 1.0% 1.0% 0.9% 0.9% 0.9% 0.9% 0.8% 0.8%
Pro Forma
Flagstar
ROATCE
17% 16% 15% 15% 14% 14% 14% 14% 13% 13% 12% 12% 11% 11% 10% 10% 10%
Pro Forma
Flagstar
Efficiency
37.0% 38.6% 42.5% 52.1% 54.2% 55.2% 56.5% 56.6% 57.8% 59.6% 59.7% 59.8% 62.2% 63.5% 63.5% 64.0% 73.5%
Pro Forma
Flagstar
3-Year Cumulative NCOs
0.01% 0.13% 0.20% 0.25% 0.26% 0.41% 0.42% 0.45% 0.46% 0.62% 0.64% 0.70% 1.14% 1.18% 1.23% 1.44%
Flagstar
Pro Forma

Source: S&P Global Market Intelligence; Note: Market data as of April 23, 2021; Historical financial data based on fiscal years ended December 31, 2018 to December 31, 2020; Forward metrics based on 2022Y estimates; Pro Forma Peers reflect non-merger target U.S. exchange-traded banks (NASDAQ, NYSE, NYSEAM) with assets between $50B and $200B; excludes peers with unavailable or negative metrics, and NTRS; Illustrative Pro Forma figures inclusive of certain cost savings and other merger related adjustments.

11

Pro Forma Loan Portfolio

NYCB



Resi. Mtg.: 1%
C&I: 8%
CRE: 16%
$43.1B
3.59% Yield
Multifamily: 75%

FBC



Consumer: 5%
HELOC: 7%
Resi. Mtg.: 13%
$14.9B
3.73% Yield
Mtg. W-house: 44%
C&I : 10%
CRE: 21%

Does not include ~$7bn of LHFS

COMBINED



Consumer: 1%
Other: 2%
Resi. Mtg.: 4%
C&I: 9%
Multifamily: 56%
Mtg. W-house: 11%
$58.0B
3.63% Yield
CRE: 17%

	NYCB	Pro Forma
Reduces standalone CRE and mortgage concentrations	~750% *CRE Concentration*	~550% *CRE Concentration*
CRE concentration excluding Rent-Regulated Multifamily is below 300%	~330% *ex. RR MultiFam.*	~265% *ex. RR MultiFam.*
Repositions interest rate sensitivity profile	~(3)% *ΔNII, +200bps*	~8% *ΔNII, +200bps*

Source: Company filings; S&P Global Market Intelligence
Note: MRQ financial data as of 31-Mar-21;CRE defined as the sum of Construction & Land Development, Loans CRE Not Sec by RE and Non-Owner Occ Nonfarm / NonResi. Excludes Flagstar's loans HFS of $7.1bn and loans with government guarantees of $2.5B

12

Maintain Our Low Risk Credit Model

CREDIT PERFORMANCE	**NYCB**	• Average NPLs / Total Loans of 0.56% compared to 1.64% for peers, since 1993 • Cumulative NCOs of 108 bps since 1993 compared to 2,387 bps for Peers • Since 1993, losses have aggregated 15bps on Multifamily and 10bps on CRE (of aggregate originations)
	FBC	• Large contribution of loan portfolio comprised of low credit risk assets • No outsized exposure to any geography or industry
COVID-19 IMPACTED EXPOSURE		• 100% of NYCB's full-payment deferrals have returned to payment status as of Q1 2021 • Limited COVID-impacted exposure across both loan portfolios with only $13 million in full payment deferrals across C&I and CRE industries

~67% of pro forma loan portfolio is comprised of near-zero credit risk asset classes

Retains high quality asset specific expertise across various products

Expertise in underwriting and managing through varying credit cycles

Source: Company filings

13

Pro Forma Funding Profile

NYCB


Other: 1%
Non-Int. Bearing: 10%
Savings: 14%
CD: 19%
Other Deposits: 25%
FHLB: 30%
$50.0B
Cost of Funds: 0.88%

Loans / Deposits: 126%
Cost of Deposits: 0.41%

FBC


Other: 2%
Non-Int. Bearing: 45%
Savings: 21%
CD: 7%
Other Deposits: 8%
FHLB: 17%
$23.8B
Cost of Funds: 0.31%

Loans / Deposits: 77%
Cost of Deposits: 0.21%

COMBINED


Other: 1%
Non-Int. Bearing: 21%
Savings: 16%
CD: 15%
Other Deposits: 20%
FHLB: 26%
$73.8B
Cost of Funds: 0.70%

Loans / Deposits: 108%
Cost of Deposits: 0.34%

Funding profile benefits from higher core deposits and decreased wholesale funding

Ability to expand custodial relationships through increased balance sheet size

Flexibility to pay down or reduce dependency on wholesale funding

Source: Company filings, S&P Global Market Intelligence
Note: MRQ financial data as of 31-Mar-21; Other Deposits includes interest-bearing checking and money market for NYCB and demand deposit, money market demand, wholesale deposits and other for FBC.

14

Comprehensive Due Diligence Process and Integration Planning

Scope of NYCB's Diligence Efforts

- Comprehensive due diligence coordinated and led by key executives of NYCB and Flagstar
- Management led review of all functional areas
- Full engagement of external consultants and advisors through the diligence process
- Organized detailed video conference diligence sessions covering all major topics
- Extensive review of the loan portfolio:
  - Significant detailed credit reviews, including 100% of COVID-related loans
  - Reviewed 100% of residential loan portfolio, consumer portfolio and MSRs valuations
  - Top 20 mortgage warehouse relationships
- Integration will be managed by long-time employees of NYCB and FBC who have been actively involved in diligence and previous merger integrations

11
NYCB acquisitions

3
FBC acquisitions

Selected Key Areas of Focus

150+
Participants across both NYCB and FBC, including consultants and advisors dedicated to the diligence process

Mortgage Banking	Mortgage Servicing	Consumer & Commercial Banking	Deposit Strategy	Investment Portfolio / ALCO
CECL & Capital Stress Testing	Credit / Underwriting	Risk Mgmt., BSA & Internal Audit	Technology, Data & Cyber Security	Legal / Compliance
Operations	Accounting, Finance & Tax	Balance Sheet Positioning	Integration Planning	Human Resources

Source: Company Management

15

A Shared Commitment Diversity, Equity and Employees Inclusion § Committed to a diverse, inclusive and § Shared values and company missions culturally rich corporate environment § Strong focus on diversity, inclusion and We expect to§ Focus on promoting cultural awareness employee development to bridge gaps and enhance team maintain performance § Strong risk management cultures and continuous aligned corporate focus § Recurring self-assessment of D&I commitment positioning to remediate identified gaps § Larger company provides additional to our and improve culture of diversity and career opportunities and mobility constituencies inclusion as well as support additional Our Customers Our Community important community § Greater capabilities and § Continued commitment to initiatives expanded product suite community reinvestment and maintaining solid CRA ratings across § Diversified client base and scope our nationwide § Corporate, social, environmental § Increased technology spending and footprint and governance responsibility is a capabilities focus for both organizations § Larger balance sheet and increased § Support for local communities capital to support client growth through multiple foundations and donation of employees’ time Source: Company Management 16A Shared Commitment Diversity, Equity and Employees Inclusion § Committed to a diverse, inclusive and § Shared values and company missions culturally rich corporate environment § Strong focus on diversity, inclusion and We expect to§ Focus on promoting cultural awareness employee development to bridge gaps and enhance team maintain performance § Strong risk management cultures and continuous aligned corporate focus § Recurring self-assessment of D&I commitment positioning to remediate identified gaps § Larger company provides additional to our and improve culture of diversity and career opportunities and mobility constituencies inclusion as well as support additional Our Customers Our Community important community § Greater capabilities and § Continued commitment to initiatives expanded product suite community reinvestment and maintaining solid CRA ratings across § Diversified client base and scope our nationwide § Corporate, social, environmental § Increased technology spending and footprint and governance responsibility is a capabilities focus for both organizations § Larger balance sheet and increased § Support for local communities capital to support client growth through multiple foundations and donation of employees’ time Source: Company Management 16

Review of Key Merits of Transaction

Accelerates our transition towards building a dynamic commercial banking organization	• Fee Income Mix: ~30% vs. ~5% • Adds New Lending Capabilities
Creates a top-tier regional bank with significant scale and broader diversification	• $87B+ in Assets • Top 30 Bank by Deposits
Drives strong financial results and enhances capital generation	• 2022E EPS Accretion: 16%[1] • TBVPS Accretion: 3.5% • ~$500 million in annual capital generation
Improves funding profile and interest rate risk positioning	• Non-Interest Bearing Deposits: 21% vs. 10% • Cost of Deposits: 34 bps vs. 41 bps • Loan to Deposits: 108% vs. 126% • Δ Net Interest Income, +200bps: 8% vs. (3)%
Market-leading rent-regulated multifamily lender, mortgage originator and servicer	• Leading Rent-Regulated Multifamily Business • Top 10 Mortgage Originator • Top 10 Mortgage Sub-Servicer • Top 5 Mortgage Warehouse Lender
Maintains each bank's unique low credit risk model	• 3-Year Cumulative NCOs: 0.20%
Combines two strong management teams and boards	• Deepens the Board and Management talent

Source: Factset; S&P Global Market Intelligence
[1] Assuming fully phased-in cost savings

17

Appendix 18Appendix 18

Key Transaction Assumptions

Earnings Estimates	■ Based on consensus estimates
Synergies and One-Time Merger Expenses	■ Identified fully phased-in cost savings of $125 million — ~8% of the combined Company's total non-interest expense — ~11% of Flagstar's total non-interest expense — ~30% of Flagstar's non-mortgage non-interest expense — Phased in 75% in 2022, 100% thereafter ■ Revenue synergies identified by not modeled ■ $220 million pre-tax one-time merger expenses, reflected 100% in tangible book value impact at close
Loan Credit Mark Estimates	■ $260 million total lifetime loss estimate — $104 million, or 40% of the total mark allocated to purchased credit deteriorated (PCD) loans, recorded into ACL — $156 million, or 60% of the total mark allocated to non-PCD loans, recorded as a net of loan discount; amortized into earnings over 5 years using the sum-of-the-years digits accelerated method ■ Provision expense of $156 million to be taken immediately after close reflective of the CECL "double count" on non-PCD loans; included in pro forma tangible book value
Other Fair Value Estimates	■ Core deposit intangibles of $40 million, or 0.25% of non-time deposits, amortized sum-of-the-years digits over 10 years ■ Net asset fair value write-down of $57 million pre-tax on HTM securities, loans, time deposits and other long-term borrowings, partially offset by the amortization of the after-tax gain included in other comprehensive income

Source: Factset; S&P Global Market Intelligence

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Pro Forma Net Income And EPS Accretion Reconciliation

Earnings Per Share

($ in millions, except per share)	2022E Pro Forma
NYCB Consensus Net Income Estimate	$ 581
FBC Consensus Net Income Estimate	277
NYCB Consensus EPS Estimate	$ 1.25
FBC Consensus EPS Estimate	5.19
After-Tax Transaction Adjustments	
Cost Savings - Fully Realized for Illustrative Purposes	$ 91
Reversal of FBC Existing Intangible Amortization	7
Newly Created Intangible Amortization	(5)
Accretion of Non-PCD Credit Mark	38
Accretion of Other Interest Rate Marks	(2)
Opportunity Cost of Cash	(1)
Pro Forma Net Income	**$ 985**
Pro Forma Average Diluted Shares	683
NYCB Pro Forma EPS	**$ 1.44**
NYCB Accretion (%)	**16 %**
NYCB Accretion ($)	**$ 0.19**

Earnings Buildup



NYCB EPS Buildup:
$1.25
$1.44
$581
$277
$127
$985
NYCB Standalone Net Income
FBC Standalone Net Income
After-Tax Transaction Adjustments
Pro Forma Net Income

Source: S&P Global, FactSet and IBES. Note: Figures may not foot due to rounding.

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Pro Forma Tangible Book Value Accretion Reconciliation Tangible Book Value per Share Buildup +8.2% $9.39 +5.4% +3.5% $9.15 ($0.24) $8.98 $0.71 (2.8)% ($0.17) (1.9)% $0.36 $8.68 $8.32 NYCB Q1’21 Estimated NYCB Net Merger Pro Forma Full One-Time Pro Forma Day 2 CECL Pro Forma Standalone Growth at Close Est. at Close Consid. & FMV TBVPS, Subtotal Merger TBVPS, Subtotal Non-PCD TBVPS Impacts (A-T) Expenses (A-T) Reserve (A/T) Source: S&P Global, FactSet and IBES. Note: Figures may not foot due to rounding. 21Pro Forma Tangible Book Value Accretion Reconciliation Tangible Book Value per Share Buildup +8.2% $9.39 +5.4% +3.5% $9.15 ($0.24) $8.98 $0.71 (2.8)% ($0.17) (1.9)% $0.36 $8.68 $8.32 NYCB Q1’21 Estimated NYCB Net Merger Pro Forma Full One-Time Pro Forma Day 2 CECL Pro Forma Standalone Growth at Close Est. at Close Consid. & FMV TBVPS, Subtotal Merger TBVPS, Subtotal Non-PCD TBVPS Impacts (A-T) Expenses (A-T) Reserve (A/T) Source: S&P Global, FactSet and IBES. Note: Figures may not foot due to rounding. 21

FBC Executive Management Overview Alessandro (Sandro) P. DiNello, President, Chief Executive Officer & Director Alessandro (Sandro) DiNello has served as President, CEO, and a Director of FBC Bank and FBC Bancorp since mid-2013. Prior to his current position, he was president and Chief Administrative Officer of FBC Bank, and for a number of years, Executive Vice President of Retail Banking. As CEO, he navigated the Bank through three consent orders and led the transformation of Flagstar from a monoline mortgage lender to a commercial bank anchored by one of the biggest bank-owned mortgage businesses in the Country, with its market capitalization increasing from $500 million to $2.4 billion during his tenure. Lee M. Smith, Executive VP & President of Mortgage Lee Smith is Executive Vice President and President of Mortgage at FBC Bank, a position he assumed in September 2020. Mr. Smith joined FBC in 2013 as Executive Vice President and Chief Operating Officer and held that position until his appointment as Head of Mortgage. Prior to joining FBC, he was a partner with MatlinPatterson Global Advisers LLC, a private equity fund based in New York, where he managed a number of portfolio companies across a multitude of industries and sat on various boards. th As President of Mortgage, he also leads the Bank’s servicing business, building it from scratch to the 6 largest sub-servicing business and one of the largest bank-owned servicing businesses in the Country. Reginald E. Davis, Executive VP & President of Banking Reginald E. Davis joined FBC Bank in 2020 as Executive Vice President and President of Banking. In this role, he is responsible for all non-mortgage lending, Government Banking, Treasury Management, strategic alliances, and all of Retail Banking. Mr. Davis has 35 years of banking experience, most recently with SunTrust, now Truist, where he was Head of Business Banking. He also served as President of RBC Bank USA, the U.S. Banking Division of the Royal Bank of Canada, and as a senior executive and member of the Operating Committee for Wachovia (now Wells Fargo). Source: Company website and filings; S&P Global 22FBC Executive Management Overview Alessandro (Sandro) P. DiNello, President, Chief Executive Officer & Director Alessandro (Sandro) DiNello has served as President, CEO, and a Director of FBC Bank and FBC Bancorp since mid-2013. Prior to his current position, he was president and Chief Administrative Officer of FBC Bank, and for a number of years, Executive Vice President of Retail Banking. As CEO, he navigated the Bank through three consent orders and led the transformation of Flagstar from a monoline mortgage lender to a commercial bank anchored by one of the biggest bank-owned mortgage businesses in the Country, with its market capitalization increasing from $500 million to $2.4 billion during his tenure. Lee M. Smith, Executive VP & President of Mortgage Lee Smith is Executive Vice President and President of Mortgage at FBC Bank, a position he assumed in September 2020. Mr. Smith joined FBC in 2013 as Executive Vice President and Chief Operating Officer and held that position until his appointment as Head of Mortgage. Prior to joining FBC, he was a partner with MatlinPatterson Global Advisers LLC, a private equity fund based in New York, where he managed a number of portfolio companies across a multitude of industries and sat on various boards. th As President of Mortgage, he also leads the Bank’s servicing business, building it from scratch to the 6 largest sub-servicing business and one of the largest bank-owned servicing businesses in the Country. Reginald E. Davis, Executive VP & President of Banking Reginald E. Davis joined FBC Bank in 2020 as Executive Vice President and President of Banking. In this role, he is responsible for all non-mortgage lending, Government Banking, Treasury Management, strategic alliances, and all of Retail Banking. Mr. Davis has 35 years of banking experience, most recently with SunTrust, now Truist, where he was Head of Business Banking. He also served as President of RBC Bank USA, the U.S. Banking Division of the Royal Bank of Canada, and as a senior executive and member of the Operating Committee for Wachovia (now Wells Fargo). Source: Company website and filings; S&P Global 22

A History Of Accretive Transactions Which Have Added To Our Franchise Value

1. Nov. 2000
Haven Bancorp (HAVN)
Assets: $2.7 billion
Deposits: $2.1 billion

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2. July 2001
Richmond County Financial Corp. (RCBK)
Assets: $3.7 billion
Deposits: $2.5 billion

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3. Oct. 2003
Roslyn Bancorp, Inc. (RSLN)
Assets: $10.4 billion
Deposits: $5.9 billion

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4. Dec. 2005
Long Island Financial Corp. (LICB)
Assets: $562 million
Deposits: $434 million

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5. April 2006
Atlantic Bank of New York (ABNY)
Assets: $2.8 billion
Deposits: $1.8 billion

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6. April 2007
PennFed Financial Services, Inc. (PFSB)
Assets: $2.3 billion
Deposits: $1.6 billion

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7. July 2007
NYC branch network of Doral Bank, FSB (Doral-NYC)
Assets: $485 million
Deposits: $370 million

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8. Oct. 2007
Synergy Financial Group, Inc. (SYNF)
Assets: $892 million
Deposits: $564 million

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9. Dec. 2009
AmTrust Bank
Assets: $11.0 billion
Deposits: $8.2 billion

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10. March 2010
Desert Hills Bank
Assets: $452 million
Deposits: $375 million

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11. June 2012
Aurora Bank FSB
Assets: None
Deposits: $2.2 billion
Branches: 0
Payment Received: $24.0 million

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12. April 2021
Flagstar Bancorp, Inc.
Assets: $29.4 billion
Deposits: $19.4 billion
Branches: 158
Retail Lending Offices: 87

Transaction Type: Savings Bank | Commercial Bank | Branch | FDIC | Deposit

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